Banco Santander Chile

Earnings Report 3Q21

October 29, 2021



Santander
work café
Santander



Contents Page

02 Important Information

03 Section 1: Key Consolidated Data

04 Section 2: Summary of Results

11 Section 3: Macro recovery and COVID-19 update

13 Section 4: YTD Results by Reporting Segment

15 Section 5: Interest earning assets, Funding and Capital

20 Section 6: Analysis of Quarterly Income Statement

31 Section 7: ESG

33 Section 8: Credit Risk Ratings

34 Section 9: Share Performance

35 Annex 1: Balance Sheet

36 Annex 2: YTD Income Statements

37 Annex 3: Quarterly Income Statements

38 Annex 4: Quarterly Evolution of Main Ratios and Other Information

CONTACT INFORMATION

Investor Relations Department

Banco Santander Chile

Bandera 140 Floor 19 Santiago, Chile

Tel: (562) 2320-8284

Email: irelations@santander.cl

Website: www.santander.cl

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2020 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Sep-21	Sep-20	% Change
Total assets	63,702,889	57,168,493	11.4%
Gross customer loans	35,757,478	34,880,098	2.5%
Customer deposits	29,856,946	25,686,273	16.2%
Customer funds[1]	38,710,060	34,014,905	13.8%
Total shareholders' equity	3,281,011	3,646,910	(10.0%)

Income Statement (YTD)	Sep-21	Sep-20	% Change
Net interest income	1,310,393	1,150,210	13.9%
Net fee and commission income	237,788	198,254	19.9%
Net operating profit before provisions for loan losses	1,668,308	1,501,898	11.1%
Provision for loan losses	(278,541)	(426,185)	(34.6%)
Op expenses excluding impairment and other op. exp.	(592,480)	(578,081)	2.5%
Operating income	701,316	429,890	63.1%
Income before tax	702,568	430,820	63.1%
Net income attributable to equity holders of the Bank	543,198	334,012	62.6%

Profitability and efficiency	Sep-21	Sep-20	Change bp
Net interest margin (NIM)[2]	4.1%	3.9%	23
Efficiency ratio[3]	37.7%	40.3%	(261)
Return on avg. equity	21.1%	12.5%	854
Return on avg. assets	1.3%	0.8%	48
Core capital ratio	9.6%	10.7%	(106)
AT1 ratio	1.5%	-	150
BIS ratio	14.2%	15.1%	(97)
Return on RWA	2.1%	1.3%	87

Asset quality ratios (%)	Sep-21	Sep-20	Change bp
NPL ratio[4]	1.2%	1.6%	(33)
Coverage of NPLs ratio[5]	259.4%	198.5%	6,090
Cost of credit[5]	1.1%	1.7%	(58)

Sep-21	Sep-21	Sep-20	Change (%)
Total clients	4,015,157	3,509,957	14.4%
Digital clients	1,933,581	1,488,902	29.9%
Loyal clients	807,208	733,529	10.0%
Current account holders (including Superdigital)	2,004,722	1,350,251	48.5%
Branches	339	365	(7.1%)
ATMs (including depositary ATMs)	1,259	1,176	7.1%
Employees	10,018	10,792	(7.2%)

Market capitalization (YTD)	Sep-21	Sep-20	Change (%)
Net income per share (Ch$)	2.88	1.77	62.6%
Net income per ADR (US$)	1.42	0.90	57.2%
Stock price (Ch$/per share)	40.63	27.3	48.8%
ADR price (US$ per share)	19.77	13.86	42.6%
Market capitalization (US$mn)	9,224	6,478	42.4%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million established in 1Q21, the Ch$18,000 million established in 2Q21 and the Ch$30,000 million established in 3Q21.
6. Provision expense annualized divided by average loans.

Section 2: Summary of results[1]

Net income attributable to shareholder up 62.6% YoY in 3Q21, with ROAE of 21.3%

Net income attributable to shareholders in 3Q21 totaled Ch$176,007 million (Ch$0.93 per share and US$0.46 per ADR), increasing 67.4% compared to 3Q20 (from now on YoY) and decreasing 5.1% compared to 2Q21 (from now on QoQ). Strong YoY results were driven by a 15.7% increase in net interest income, which in turn was driven by asset growth, higher inflation rates and an improved funding mix. Provision expense also decreased 28.5% as asset quality continues to improve. Fee income increased 39.3% YoY and 12.1% QoQ due to healthy signs of pick-up driven by various new products, client growth and greater product usage. Operating expenses, meanwhile, only increased 2.8% YoY in 3Q21. Compared to 2Q21, the lower net income was mainly due to higher other operating expenses due to greater costs related to Transbank and cyber-fraud insurance costs. The Bank notched its fourth consecutive quarter of plus 20% **ROAE** which reached 21.3% in 3Q21.

Net income attributable to shareholders in 9M21 totaled Ch$543,198 million (Ch$2.88 per share and US$1.42 per ADR), a 62.6% increase compared to the same period in 2020. The Bank's **ROAE** for 9M21 was 21.1% compared to 12.5% in 9M20, the Net interest margin (NIM) reached 4.1% compared to 3.9% in 9M20 and the efficiency ratio reached 37.7% in 9M21 compared to 40.3% in 9M20.


ROE
YTD, as of September 2021
21.1%
17.5%
12.8%
12.1%
Santander
Banco de Chile
Bci

Client base increases 14.4% YoY and surpasses 4 million total clients

In the quarter, total clients continued to grow strongly, increasing 3.1% QoQ and 14.4% YoY and the Bank surpassed 4 million. The growth of our client base, as can be observed in the graph below clearly reflects the success of our digital strategy, including Life and Superdigital.


Record growth in clients.......
Total client evolution
COVID-19 pandemic
Autocompara
klare
life
Getnet

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF).

Life and Superdigital driving digital account openings

The success of Life and Superdigital continued in 3Q21, with demand for these digital products remaining high. This led to a 8.5% QoQ and a 48.5% YoY increase in clients with accounts at the Bank.

Santander Life continues to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process for opening a checking account. Total new clients in Life in September 2021 increased 125.9% YoY and in 3Q21 Life opened 92,106 checking accounts reaching a total of 821,622. Santander Life's clients are rapidly being monetized while obtaining a high Net Promoter Score (NPS) for the onboarding process. Santander Life has an NPS of 75. This year Santander Life's client base is forecast to generate revenues of more than Ch$82 billion.



Life clients
+126%
821,622
363,773
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
+821,622
Total Life clients

In **Superdigital a record amount of debit accounts** was opened in the quarter, providing an attractive alternative for unbanked Chileans to open a digital debit account. At the end of September 2021, we already had more than 215,000, clients, adding 33,092 new clients in the quarter. This has been led by the ease of opening these accounts online, the possibility of receiving government aid into these accounts as well as the various partnerships Superdigital has signed with companies such as Uber and Cornershop to attract new customers.



Superdigital clients
+95%
215,188
110,429
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
+215,188
Total SD clients

Market share in checking accounts rises 650bp to 28.8%

As a result of these efforts, the Bank's market share in checking accounts continued to rise sharply. According to the latest publicly available information, which is as of July 2021, net account openings at Santander Chile were equivalent to more than 1.6x the total account openings in the rest of the banking system, reaching a market share of nearly 28.8% in checking accounts. These figures do not include Superdigital since those accounts are categorized as debit cards.


Current account market share Santander Chile1
1.6x1
Advantage in checking account opening1
22.3%
28.8%
July-20
July-21

Getnet's success continues

Getnet's entry into Chile's acquiring market continues to show strong results. Client reception has been high with more than 46,000 POSs installed for 38,000 clients, 94% of which are SMEs. Moreover, it has an NPS score of 74 and 61% of the clients have auto installed their new POS, which demonstrates the efficiency of Getnet's systems. A star feature has been the deposit of sales receipts up to 5 times daily, including weekends. Getnet generated revenues of approximately Ch$2.2bn in the quarter and Ch$3bn since being launched in February 2021.


Successful launch of Getnet
Acquiring network that uses the four-part model to operate, offering a payments solution to businesses
Pays instantaneously
Clients will be able to receive money from their sales in a Santander account up to five times in one day, including holidays.
Different plans for different clients
There will be fixed or mobile POS, all with a SIM card incorporated. Rebates for integrated plans with Santander, and insurance for "Protected Billing".
No more "Credit or debit?"
Cardholders will no longer need to answer what type of card as the POS will automatically detect it, making the shopping experience more seamless.
Accepts all cards, with following brands:
~48,000
POS sold
93%
Of clients are SMEs
61%
Auto-installed
74
NPS score
Ch$3 billion
Fees generated since Feb. 2021
Santander

Santander Chile awarded "Outstanding leadership in sustainable finance" by Global Finance


Santander
ESG Talk
Tuesday, November 16, 2021.
8:50 AM New York
10:50 AM Santiago, Chile

Please join us for our ESG Talk that will be held on November 16. You can sign up here.

Global Finance awarded Santander Chile for "Outstanding leadership in sustainable finance", a distinction which was awarded together with Santander Mexico. This reflects the initiatives that the Bank has carried out to support clients in the transition towards a greener economy and the combat of climate change. The Bank has granted several sustainability-

linked loans as an alternative financing source for companies that look to generate a positive impact for the community and planet.

Total deposits increase 16.2% YoY

The Bank's **total deposits** increased 16.2% YoY and 1.3% QoQ in 3Q21. In the quarter, **non-interest bearing demand deposits** decreased 2.0% QoQ as short-term rates increased and some funds shifted to time deposits, especially in corporate banking. Demand for **time deposits** accelerated, growing 6.7% QoQ as the Monetary Policy Rate (MPR) increased from 0.5% in June to 0.75% in July to 1.5% in September. The average time deposits, albeit rising in yield, continues to have a rate below the MPR.

QoQ loan growth of 3.1% as economic activity picks up

Total loans increased 3.1% QoQ and 2.5% YoY. During the quarter, our **SCIB segment** experienced strong growth of 30.9% YoY as demand for bank loans surged as the economy reactivated and the low availability of funds in mid-long term bond markets following pension fund withdrawals. This also drove lending in the **Middle-market** in which loans increased 2.7% QoQ. Translation gains due to the depreciation of the peso against the dollar in the quarter also influenced the growth rates of commercial loans in the quarter. The Chilean peso depreciated 10.8% in 3Q21. Approximately 8.9% of our loan book is denominated in foreign currency, mainly US$. **Loans to SMEs** contracted 1.8% YoY and 2.5% QoQ as demand for FOGAPE loans decelerated (See Section 3).

Loans to individuals increased 7.4% YoY and 2.6% QoQ. **Consumer loans** increased 1.8% QoQ driven by a 17.5% increase in Santander Consumer, our subsidiary that provides auto loans. **Mortgage loans** increased 10.3% YoY and 3.0% QoQ. Even though interest rates have been rising, the continued liquidity of our clients is contributing to sustained mortgage lending growth, especially among high-income earners. Translation gains due to the high inflation rate in the quarter also influenced the growth rate of mortgage loans as 99% of these loans are indexed to inflation via the *Unidad de Fomento* (UF).

NII up 15.1% YoY in 3Q21 driven by lower cost of funds and higher inflation

In 3Q21, **Net interest income, NII,** increased 15.7% compared to 3Q20 and 0.8% compared to 2Q21. The YoY growth in NII and Net interest margins (NIMs) was driven by loan growth, a better funding mix and higher inflation. The Bank's **NIM** in 3Q21 was 4.1%, higher than the 3.7% in 3Q20 and lower than the 4.2% in 2Q21. The QoQ decrease in NIMs was mainly due to higher funding costs, as the Central Bank started to tighten monetary policy. This was partially offset by the rebound in loan growth in the quarter.

Cost of credit at 1.1% in the quarter. High coverage of 259% and positive payment trends

During the quarter, **provisions for loan losses** totaled Ch$94,498 million, decreasing 28.5% YoY and 1.4% QoQ. The **cost of credit** in 3Q21 reached 1.1%, stable compared to 2Q21 and decreasing compared to 1.5% in 3Q20. The **Expected loan loss ratio** (Loan loss allowance over total loans) remained stable at 3.2% in 3Q21 and the **total Coverage ratio,** including the additional provisions, reached 259.4% in 3Q21. The **NPL ratio** continued improving from 1.6% in 3Q20 to 1.3% in 2Q21 to 1.2% in 3Q21 due to the healthy payment behavior while the **Impaired loans ratio** continued to fall, reaching 4.7%.


Total loans
% of loans
198%
259%
5.3%
4.7%
1.6%
1.2%
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
NPL(1)
Impaired (2)
Coverage ratio (3)

Fees income increases 12.1% QoQ driven by rise in client base.

Fee income increased 39.3% compared to 3Q20 and 12.1% compared to 2Q21. Fees in the quarter continued to show healthy signs of pick-up driven by various new products, client growth and greater product usage as the economy reopens. **Checking and debit account fees** increased 9.4% QoQ due to the growth in account openings driven by Santander Life and Superdigital. **Card fees** increased 19.5% YoY and 9.4% QoQ due to the growth in usage of our debit and credit cards. Getnet's contribution to fee income continued to gather momentum, generating Ch$2.2 billion of fee income in the quarter. **Insurance brokerage** fees rose sharply, increasing 6.3% QoQ and 48.5% YoY, aided by the Insurtech platforms Autocompara and Klare.

Results from Total financial transactions, net was a gain of Ch$34,642 million in 3Q21, a decrease of 17.1 % compared to 2Q21 and 7.5% compared to 3Q20. **Client treasury services** revenues reached a gain of Ch$47,435 million in the quarter, an increase of 5.8% compared to 2Q21 and 22.1% compared to 3Q20. **Non-client treasury** totaled a loss of Ch$12,793 million in the quarter.

Productivity continues to rise. Efficiency ratio of 38.0% in 3Q21

The Bank continues on track with its US$250 million investment plan for the years 2021-2023, mainly focused on expanding the digitalization and automatization of both the front and backend of our processes. **Operating expenses** increased 2.8% YoY and decreased 1.4% QoQ with the Bank's **efficiency ratio** reaching 38.0% in 3Q21, demonstrating good cost control. The YTD efficiency ratio reached 37.7% compared to 40.3% in the same period of 2020.

Productivity has continued to improve demonstrating the strength of our digital channels, with digital clients defined as those using internet and mobile banking increasing over 30% in the year. Volumes (loans plus deposits) per branch increasing 16.7% YoY and volumes per employee rising 16.7% YoY.

First Chilean issuer of AT1 perpetual bond.

The Bank's **core capital ratio[1] reached 9.6% and the total BIS ratio[2] was 14.2%** as of September 30, 2021. **Risk-weighted assets** increased 3.2% compared to the previous quarter and 2.6% YoY in line with the growth of the loan book. In 3Q21, the rise in long-term local interest rates also resulted in an increase in the loss recognized as Valuation adjustment of our AFS portfolio.

The Bank also continues moving forward in the implementation of BIS III. The new risk weightings for assets under BIS III requirements will be effective on December 1, 2021. In October 2021, the Bank became the first Chilean bank to **issue an AT1 perpetual bond**. The bond is for US$ 700 million with no fixed maturity and not redeemable before five years from the date of issuance. Chilean banks are permitted to include as Tier I perpetual bonds for an amount up to 1/3 of CET1. This AT1 instrument will increase our Tier I ratio by 1.6% in October 2021.

1. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS III definitions.
2. BIS ratio: Regulatory capital divided by RWA.

Summary of Quarterly Results

	Quarter			Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Net interest income	441,298	437,898	381,568	15.7%	0.8%
Net fee and commission income	85,796	76,540	61,589	39.3%	12.1%
Total financial transactions, net	34,642	41,803	37,461	(7.5%)	(17.1%)
Provision for loan losses	(94,498)	(95,792)	(132,252)	(28.5%)	(1.4%)
Operating expenses (excluding Impairment and Other operating expenses)	(197,811)	(200,648)	(192,425)	2.8%	(1.4%)
Impairment, Other op. income & expenses	(40,716)	(20,363)	(17,182)	137.0%	100.0%
Operating income	228,711	239,438	138,759	64.8%	(4.5%)
Net income attributable to shareholders	**176,007**	**185,478**	**105,139**	**67.4%**	**(5.1%)**
Net income/share (Ch$)	0.93	0.98	0.56	67.4%	(5.1%)
Net income/ADR (US$)[1]	0.46	0.54	0.28	61.8%	(14.4%)
Total loans	**35,757,478**	**34,677,890**	**34,880,098**	**2.5%**	**3.1%**
Deposits	**29,856,946**	**29,478,059**	**25,686,273**	**16.2%**	**1.3%**
Shareholders' equity	3,281,011	3,330,025	3,646,910	(10.0%)	(1.5%)
Net interest margin	4.0%	4.2%	3.7%		
Efficiency ratio[2]	38.0%	37.4%	41.5%		
Return on equity[3]	21.3%	21.6%	11.5%		
NPL / Total loans[4]	1.2%	1.3%	1.6%		
Coverage NPLs[5]	259.4%	252.2%	198.5%		
Cost of credit[6]	1.1%	1.1%	1.51%		
Core Capital ratio[7]	9.6%	10.1%	10.7%		
AT1 ratio[8]	1.5%	1.5%	-		
BIS ratio[9]	14.2%	14.7%	15.1%		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to CMF BIS I definitions. As of 2021, capital ratios under BIS III definitions
8. AT1 ratio = additional Tier I. Currently made up of subordinated bonds up to 1.5% of total capital, but will gradually be replaced with perpetual bonds in line with BIS III.
9. BIS ratio: regulatory capital divided by RWA.

Section 3: COVID-19 Update

COVID-19 situation in Chile

The first case of COVID-19 in Chile was on March 3, 2020 and contagion continued to progress, reaching a peak of infections in mid-May 2020. The government implemented strict guidance on the reopening of the country, with each county having to meet targets in terms of cases and hospital availability in order to access greater mobility freedom with the possibility of stronger confinement measures if these indicators start to show deterioration. The process to vaccinate the population began in February 2021, and as of October, 89.5% of the target population, including children 6 years and over have received both doses and a third dose is already being rolled out. This is helping to support the reopening of the economy and most lockdown restrictions have been lifted, although we cannot discard further lockdown measures in the future.

Government programs and withdrawal from pension funds help support households

The Government has announced new initiatives for different segments of the Chilean population such as tax breaks and one-off payments to vulnerable households and aid to middle-class families.

In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 (US$1,200) and a maximum of UF150 (US$5,300) from their pension funds. For those that have funds below UF35, they were able to take out the total amount of their savings. The draw down was tax-free and approximately US$16 billion was withdrawn in August and September, the equivalent of 6% of GDP. Then again in December, a second pension fund withdrawal was approved, although this time it was not tax-exempt. This added another US$14 billion in liquidity to the system up until the end of January 2021. On April 27, 2021, a third withdrawal was approved and added a further US$13 billion of liquidity into the system. This immediate injection of cash to households contributed to higher consumption, higher inflation and positively impacted asset quality. The Chilean government has begun a process of discussing a tax reform and a pension reform to make-up for these pension withdrawals. As of October 2021, Congress is discussing the possibility of allowing a fourth withdrawal.

In May 2021, the President of Chile announced a new universal emergency fund (IFE) that is available for 90% of Chilean households, benefiting around 14.8 million people. These households will receive a monthly income for the months June, July, and August, amounting to a total estimated government expense of US$ 8.7 billion, and then a further 50% of this expense for the months September to December. This state aid will help to maintain consumption and high liquidity levels as Chile emerges from the pandemic.

FOGAPE loans and payment holidays

A **FOGAPE 2.0 called FOGAPE Reactiva has been rolled out**, with less restrictions in terms of interest rates, terms, and use of proceeds. These loans will also have the state guarantee but will be able to be used for investment and payment of debts, in addition to working capital. The maximum interest rate was also increased to the Central Bank Monetary Policy Rate + 0.7% nominal per month. Ch$2.4 trillion in FOGAPE loans have been disbursed including Ch$892 billion in FOGAPE Reactiva in 9M21. FOGAPE Reactiva loans did not include a grace period, but we do not rule out this option in the future. Of the total FOGAPE loans disbursed, 99% show normal payment behavior, while only 1% shows impairment. These loans have an average state guarantee of 78%.

Even though there still exists an important amount of uncertainty surrounding the COVID-19 pandemic and asset quality going forward, payment trends have been positive so far. During the pandemic the Bank gave payment holidays for a total of Ch$ 8,004,282 million as of September 30, 2021, of which 99% of these payment holidays have now expired with over 98% resuming payments.

Central Bank liquidity lines

The **Central Bank detailed a third stage of the Conditional Financing Facility (FCIC3).** The FCIC is a medium-term liquidity measure at low cost created in March 2020 by the Central Bank, in the context of the global economic crisis generated by COVID-19 offered to banks conditional on loan growth, particularly to small and medium-sized companies. In stages 1 and 2, the Board of the Central Bank had allocated a total of US$ 40 billion to this facility, of which approximately US$30 billion has been disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, announced the beginning of a third stage of this instrument (FCIC3).

The specific details of the FCIC3 are the following:

1. The FCIC3 came into effect on March 1 and is open for a period of 6 months. The maximum term of maturity of all operations carried out under this program will be July 1, 2024. The global amount of resources available is US$ 10 billion, equivalent to the remaining undisbursed as of today of FCIC1 and FCIC2. The interest rate that will govern is the lowest Monetary Policy Rate (MPR) of the period of validity of the program, following the same rules established for the previous stages.

2. Conditions and access limits: Access to the funds of the FCIC3 program will be linked to the flow of commercial loans to companies with sales of up to 1 million UF, with a higher weighting for new loans and rescheduling with a FOGAPE-Reactiva guarantee. There will be a limit to access per bank of US$ 2 billion.

3. Collateral: Central bank lines are backed by collateral, which includes Central bank bonds and notes with a similar maturity and high rated corporate loans.

As of September 30, 2021, Banco Santander Chile had utilized Ch$5,685,407 million (US$ 7.0 billion) from these lines.

Section 4: YTD Results by reporting segment

Net contribution from business segments up 36.6% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	787,543	251,552	72,101	1,111,196
Change YoY	0.5%	(1.5%)	(14.8%)	(1.1%)
Net fee and commission income	188,666	31,063	22,406	242,135
Change YoY	20.7%	6.4%	26.2%	19.1%
Total financial transactions, net	27,652	15,069	87,758	130,479
Change YoY	40.3%	6.4%	36.6%	33.0%
Total revenues	**1,003,861**	**297,684**	**182,265**	**1,483,810**
Change YoY	**4.6%**	**(0.3%)**	**9.4%**	**4.1%**
Provision for loan losses	(145,255)	(48,974)	1,309	(192,920)
Change YoY	(30.1%)	(39.3%)	(102.7%)	(42.7%)
Net operating profit from business segments[5]	**886,258**	**263,779**	**271,332**	**1,421,369**
Change YoY	**14.9%**	**13.7%**	**48.4%**	**19.8%**
Operating expenses[6]	(460,701)	(67,179)	(55,959)	(583,839)
Change YoY	2.8%	(2.9%)	5.2%	2.3%
Net contribution from business segments[7]	**397,905**	**181,531**	**127,615**	**707,051**
Change YoY	**31.1%**	**22.0%**	**95.3%**	**36.6%**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM.
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments increased 36.6% YoY in 9M21 compared to the same period of 2020 due to a healthy rise in revenues and lower provisions, both a reflection of improving economic activity.

Total revenues increased 4.1% YoY. **Net interest income** (NII) from the business segments fell slightly by 1.1% YoY to September 2021 due to low loan growth focused on lower yielding assets such as mortgage and commercial loans. **Net fee and commission income** increased 19.1% from the business segments, especially driven by greater card fees due to higher card usage and the expansion of our client base. **Financial transactions from our business segments** increased 33.0% YoY due to higher demand from clients for treasury products. **Operating expenses** in our business segments increased 2.3% YoY mainly due to continued higher spending on our digital initiatives as part of our announced investment plan of US$250 million for 2021-2023.

The net contribution from Retail banking increased 31.1% YoY. Total revenues increased 4.6% YoY driven by an increase in all core revenue streams. Net interest income increased 0.5% YoY in this segment mainly due to the 5.5% YoY growth in loans with mortgages growing 10.3% YoY. Fees in this segment increased 20.7% due to higher card, checking account, and insurance brokerage fees. Superdigital and Santander Life continued to grow at a rapid pace.

Card fees grew 34.8% as credit card usage started to normalize in line with the removal of lockdowns as well as the acceleration of online usage of debit cards from our growing Life and Superdigital client base. Getnet also contributed approximately Ch$3 bn in fees in the period. Provisioning expense was also lower, decreasing 30.1% YoY due to the positive evolution of payment behavior even after the expiration of payment holidays (additional provisions are not included in segment results). Operating costs increased by 2.8% YoY, mainly due to higher spending on technological innovations as the Bank has continued with digital transformations.

Net contribution from the Middle-market increased 22.0% YoY in 9M21. Total revenues in this segment decreased slightly by 0.3% due to a decrease of 1.5% in net interest income due to low loan growth. Fees increased 6.4% YoY, especially from foreign trade operations, with treasury income increasing 6.4% YoY. Provision expenses decreased 39.3% after the Bank had downgraded the risk rating of various clients in previous quarters to cover the higher credit risk arising from the COVID-19 crisis.

Net contribution from the SCIB increased 95.3 % YoY in 6M21. Total revenues in this segment increased 9.4%, led by an increase in investment banking services reflected in the 36.6% rise in client treasury income. This segment also recorded a reversal of provision expense, since two large impaired loan position were sold in the first half of this year.

Section 5: Interest earning assets, funding and capital

Loan growth remains subdued. FOGAPE Reactiva drives SME loan growth

Loans by segment

	YTD			Change %	
(Ch$mn)	Sep-21	Jun-21	Sep-20	Sep-21/Sep-20	Sep-21/Jun-21
Total loans to individuals[1]	**20,418,913**	**19,902,829**	**19,015,968**	**7.4%**	**2.6%**
Consumer loans	4,856,976	4,771,958	4,927,492	(1.4%)	1.8%
Santander Consumer (auto)	650,299	553,566	433,381	50.1%	17.5%
Other consumer loans	4,206,677	4,218,392	4,494,111	(6.4%)	(0.3%)
Residential mortgage loans	13,354,322	12,971,106	12,103,546	10.3%	3.0%
SMEs	**4,804,230**	**4,925,218**	**4,894,079**	**(1.8%)**	**(2.5%)**
Retail banking	**25,223,143**	**24,828,047**	**23,910,047**	**5.5%**	**1.6%**
Middle-market	**8,460,111**	**8,238,078**	**8,793,190**	**(3.8%)**	**2.7%**
Corporate & Investment banking (SCIB)	**2,007,504**	**1,533,073**	**1,896,722**	**5.8%**	**30.9%**
Total loans[2] [3]	**35,757,478**	**34,677,890**	**34,880,098**	**2.5%**	**3.1%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Total loans increased 3.1% QoQ and 2.5% YoY. During the quarter, our **SCIB segment** experienced strong growth of 30.9% YoY as the economy re-opened and large corporates sought funding in the form of corporate loans as the bond market remained illiquid following the pension fund withdrawals. Our Middle-market segment also saw signs of reactivation, with loans growing 2.7% QoQ driven by the acceleration of economic activity in the quarter. The depreciation of the peso also resulted in a translation loss of dollars denominated in foreign currency. The Chilean peso depreciated 10.8% in 3Q21. Approximately 8.9% of our loan book is denominated in foreign currency, mainly US$. Our strategy with these segments continues to focus on the overall profitability of clients, focusing on non-lending activities. **Loans to SMEs** contracted 1.8% YoY and 2.5% QoQ as demand for the Fogape and Fogape Activa programs for SMEs waned (See Section 3).

Loans to individuals increased 7.4% YoY and 2.6% QoQ. **Consumer loans** increased 1.8% QoQ. This was driven by a 17.5% increase in Santander Consumer, our subsidiary that sells auto loans and makes up around 13.4% of consumer loans. Other consumer lending contracted 0.3% in the quarter and 6.4% YoY as the universal emergency fund (IFE) covering 90% of Chilean households was still available and, therefore, continued to add liquidity to households, reducing loan demand. **Mortgage loans** increased 10.3% YoY and 3.0% QoQ. Even though interest rates have been rising, the continued liquidity of our clients is contributing to the sustained growth, especially among high-income earners. The UF inflation rate of 1.3% in the quarter also resulted in a positive translation impact on mortgage loans as most of these loans are denominated in UF[4]. During the quarter, the Bank has started restricting mortgage loans

4 Unidad de Fomento (UF), an inflation indexed unit. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$29,394.77 at March 31, 2021 and Ch$28,597.46 at March 31, 2020.

with tenors greater than 20 years as local long-term funding markets have become more illiquid, following pension fund withdrawals.

Financial investments

Financial investments

		YTD		Change %	
(Ch$mn)	**Sep-21**	**Jun-21**	**Sep-20**	**Sep-21/Sep-20**	**Sep-21/Jun-21**
Trading	51,216	43,815	138,701	(63.1%)	16.9%
Available for sale	6,370,314	7,071,313	5,983,056	6.5%	(9.9%)
Held-to-Maturity	2,692,995	-	-	--%	--%
Total	**9,114,525**	**7,115,128**	**6,121,757**	**48.9%**	**28.1%**

Since the onset of the pandemic, the Bank has seen an important increase in two funding sources: (i) demand deposits and (ii) the Central Bank Credit Lines. Both sources of funds have contributed to improving the Bank's funding mix and haven been used to fund lending activities, especially to SMEs through the FOGAPE program.

The expansion of demand deposits has triggered the *technical reserve requirement*. To the extent that the aggregate amount of demand deposits exceeds 2.5 times a bank's regulatory capital, a bank must maintain a 100% reserve against them with the Central Bank. As of September 30, 2021, the Central Bank required us to maintain an additional technical reserve of Ch$5,665,153 million.

Moreover, the utilization of the Central Bank Credit lines requires us to set aside collateral. The instruments used for collateral for the Central Bank lines and the technical reserve have been high rated loans and Central Bank bonds. As of September 30, 2021, in Chilean GAAP and in line with NIC 39, the Bank reclassified Ch$2.6 trillion of AFS to the Held-To-Maturity (HTM) investment portfolio. The instruments included as HTM are being used as collateral for the Central Bank Credit Lines with a similar maturity of four years, and for technical reserve in the Central Bank.

Total deposits up 16.2% YoY.

Funding

	YTD			Change %	
(Ch$mn)	Sep-21	Jun-21	Sep-20	Sep-21/Sep-20	Sep-21/Jun-21
Demand deposits	17,367,090	17,722,252	13,907,876	24.9%	(2.0%)
Time deposits	12,489,856	11,755,807	11,778,397	6.0%	6.2%
Total Deposits	**29,856,946**	**29,478,059**	**25,686,273**	**16.2%**	**1.3%**
Mutual Funds brokered[1]	8,853,114	8,300,614	8,328,632	6.3%	6.7%
Bonds	8,034,421	8,022,365	8,544,404	(6.0%)	0.2%
Central Bank lines	5,685,407	5,906,816	4,974,125	14.3%	(3.7%)
LCR [2]	221.1%	139.8%	156.8%		
NSFR [3]	121.7%	123.8%	118.9%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Liquidity Coverage Ratio calculated according to Chilean regulations.
3. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

The Bank's **total deposits** increased 16.2% YoY and 1.3% QoQ in 3Q21. In the quarter, **non-interest bearing demand deposits** decreased 2.0% QoQ as short-term rates increased and some funds shifted to time deposits, especially in corporate banking. In retail banking demand deposits continued to grow, increasing 2.7% QoQ and 36.3% YoY. Deposits of individuals increased 39.7% YoY and 1.5% QoQ mainly due to the withdrawal from the pension funds and the universal emergency fund (IFE) that is available for 90% of Chilean households. Meanwhile Corporate deposits decreased 18.4% QoQ with Middle Market deposits growing just 0.2% as our corporate clients started to use their liquidity in line with the reactivation of the economy.

Demand deposits by segment

Ch$ bn	09M21	YoY	QoQ
Individuals	7,106	39.7%	1.5%
SMEs	3,264	29.6%	5.4%
Retail	**10,370**	**36.3%**	**2.7%**
Middle Market	**4,373**	**20.0%**	**0.2%**
Corporate (SCIB)	**2,356**	**(4.0%)**	**(18.4%)**
Total	**17,367**	**24.9%**	**(2.0%)**

The great expansion of demand deposits has triggered the *technical reserve requirement*. To the extent that the aggregate amount of demand deposits exceeds 2.5 times a bank's regulatory capital, a bank must maintain a 100% reserve against them with the Central Bank. As of September 30, 2021, the Central Bank required us to maintain an additional technical reserve of Ch$5,665,153 million.

Demand for **time deposits** accelerated, growing 6.2% QoQ as the MPR increased steeply from 0.5% in June to 0.75% in July to 1.5% in September. We expect further rate increases in the coming months and therefore further demand for time deposits.

CLP Time Deposit Cost Evolution


2.28%
2.13%
1.94%
1.50%
0.60%
0.59%
0.50%
0.50%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Santander
Chile
BCI
MPR

The high liquidity led to a 6.7% QoQ increase in mutual funds brokered as clients searched for higher yielding investments driving asset management brokerage fees. Bonds fell 6.0% YoY as the Bank has accessed the **Central Bank liquidity lines** priced at

MPR amounting to Ch$5,685,407 million as of September 30, 2021, used to fund loan growth during the Covid-19 crisis. In October 2021, as business starts to normalize, the Bank reactivated the funding strategy, issuing a 5-year CHF 190 million in the Swiss market, a 10-year US$500 million 144a bond and the first Chilean AT1 bond for US$ 700 million.

This strong growth of available funds has permitted the Bank to maintain healthy liquidity levels. As of September 2021, the Bank's **LCR** and **NSFR** reached 221% and 122%, respectively.

BIS ratio at 14.2%. Core capital at 9.6%. Santander Chile issues US$700mn AT1 in Oct. 21

Equity

		YTD		Change %	
(Ch$mn)	**Sep-21**	**Jun-21**	**Sep-20**	**Sep-21/Sep-20**	**Sep-20/Jun-21**
Capital	891,303	891,303	891,303	--%	--%
Reserves	2,548,965	2,548,965	2,341,986	8.8%	--%
Valuation adjustment	(539,496)	(367,277)	14,185	(3903.3%)	46.9%
Retained Earnings:					
Retained earnings prior periods	-	-	165,628	(100.0%)	--%
Income for the period	543,198	367,191	334,012	62.6%	47.9%
Provision for mandatory dividend	(162,959)	(110,157)	(100,204)	62.6%	47.9%
Equity attributable to equity holders of the Bank	**3,281,011**	**3,330,025**	**3,646,910**	**(10.0%)**	**(1.5%)**
Non-controlling interest	91,415	88,246	82,226	11.2%	3.6%
Total Equity	3,372,426	3,418,271	3,729,136	(9.6%)	(1.3%)
Quarterly ROAE	**21.3%**	**21.6%**	**11.5%**		
YTD ROAE	**21.1%**	**21.0%**	**12.5%**		

Shareholders' equity totaled Ch$3,281,011 million as of September 30, 2021. The Bank's **ROAE** was 21.3% 3Q21 compared to 21.6% in 2Q21 and 11.5% in 3Q20. In 3Q21, the rise in long-term local interest rates resulted in an increase in the loss recognized as Valuation adjustment of our AFS portfolio.

Capital Adequacy

		YTD		Change %	
(Ch$mn)	**Sep-21**	**Jun-21**	**Sep-20**	**Sep-21/Sep-20**	**Sep-20/Jun-21**
Core Capital	**3,372,426**	**3,418,271**	**3,646,910**	**(7.5%)**	**(1.3%)**
AT1	524,784	508,637	-	--%	3.2%
Tier I	**3,897,210**	**3,926,908**	**3,646,910**	**6.9%**	**(0.8%)**
Tier II	1,055,390	1,046,217	1,510,709	(30.1%)	0.9%
Regulatory capital	**4,952,600**	**4,973,126**	**5,157,619**	**(4.0%)**	**(0.4%)**
Risk weighted assets	34,985,597	33,909,159	34,095,749	2.6%	3.2%
Core Capital ratio	**9.6%**	**10.1%**	**10.7%**		
Tier I ratio	**11.1%**	**11.6%**	**10.7%**		
Tier II ratio	**3.0%**	**3.1%**	**4.4%**		
BIS ratio	**14.2%**	**14.7%**	**15.1%**		

Risk weighted assets (RWA) increased 3.2% compared to the previous quarter and 2.6% YoY while the loan book only grew 3.1% QoQ and 2.5% YoY. The Bank's **core capital ratio**[5] was 9.6% and the **total BIS ratio**[6] reached 14.2% as of September 30, 2021. In October 2021, Santander Chile became the **first Chilean bank to issue an AT1 perpetual bond**. The bond is for US$ 700 million with no fixed maturity and not redeemable before five years from the date of issuance. With this issuance our Tier I ratio in October will increase by 1.6 percentage points.

In 2021, the phase-in of BIS III requirements has commenced and will be fully in place by December 1, 2025. Pursuant to the proposed regulation, there will be three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital will be composed of the sum of CET1, AT1 and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts.

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market, and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. These instruments can be considered Tier I in an amount of up to 1/3 of CET1. The FMC also establishes the conditions and requirements for the issuance of perpetual bonds and preferred equity. In 2021 core capital will also begin to include minority interest. Tier 2 capital is now set at 2% of risk-weighted assets. The new weighting of risk weighted assets and the incorporation of operational and market risk will begin in December 2021.

Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets. The Central Bank may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets in agreement with the FMC. Both buffers must be comprised of core capital. The FMC, with agreement from the Central Bank imposed additional capital requirements for Systemically Important Banks ("SIB") of between 1-3.5% of risk-weighted assets. This additional capital requirement will be gradually phased in by 25% beginning on December 2021 until December 2025. With the implementation of additional capital requirements for Systemically Important Banks ("SIB"), the requirement imposed on Banco Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB. The first calculation of which level a SIB is included was published in March 2021 using the Bank's balance sheet figures as of year-end 2020. Banco Santander-Chile is currently classified as a SIB in Level II.

5. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
6. BIS ratio: Regulatory capital divided by RWA.

Section 6: Analysis of quarterly income statement

NII in 3Q21 up 15.7% YoY due to strong inflation in the quarter

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Net interest income	**441,298**	**437,898**	**381,568**	**15.7%**	**0.8%**
Average interest-earning assets	43,609,704	41,719,093	40,963,069	6.5%	4.5%
Average loans (including interbank)	35,277,586	34,375,599	35,015,233	0.7%	2.6%
Avg. net gap in inflation indexed (UF) instruments[1]	5,918,585	5,850,824	6,121,964	(3.3%)	1.2%
Interest earning asset yield[2]	6.0%	5.8%	4.2%		
Cost of funds[3]	1.8%	1.5%	0.5%		
Net interest margin (NIM) [4]	**4.1%**	**4.2%**	**3.7%**		
Quarterly inflation rate[5]	1.3%	1.1%	0.0%		
Central Bank reference rate	1.5%	0.5%	0.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest-bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q21, **Net interest income, NII,** increased 15.7% compared to 3Q20 and 0.8% compared to 2Q21. The Bank's **NIM** in 3Q21 was 4.1%, higher than the 3.7% in 3Q20 and lower than the 4.2% in 2Q21. The Bank has two major sensitivities in its balance sheet in a 12M period: (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short-term rates, since the Bank's time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets.

Compared to 3Q20, the higher NIM is due to the higher inflation rate and improved funding mix. The 10bp reduction in NIMs compared to 2Q21 was mainly due to higher funding costs. In 3Q21, the Central Bank started to tighten monetary policy, increasing the MPR from 0.5% to 0.75%, then to 1.5% in September and then to 2.75% in October. This increase in short term rates has led to an increase in our **cost of funds** from 1.5% in 2Q21 to 1.8% in 3Q21. However, this has been partially compensated by the higher inflation which reached 1.3% in the quarter, leading to an increase in the **interest earning asset yield** from 5.8% in 2Q21 to 6.0% in 3Q21.

Going forward we expect the MPR to continue to increase, which should put downward pressure on NIMs. On the other hand, and especially in 4Q21, UF inflation should continue to accelerate reaching levels greater than 2% in the next quarter. For this reason, NIMs in 4Q21 should rebound from current levels and we forecast a NIM level of 4.2% for the full-year 2021. In 2022 NIMs may be pressured as inflation begins to decelerate and as our deposit costs incorporate the higher short-term rates. This will be partially offset by higher loan growth which should lead to a better yielding asset mix.

Cost of credit at 1.1% in 3Q21. High coverage of 259% with positive payment trends

During the quarter, **provisions for loan losses** totaled Ch$94,498 million, decreasing 28.5% YoY and 1.4% QoQ. The **cost of credit** in 3Q21 reached 1.1%, stable compared to 2Q21 and decreasing compared to 1.5% in 3Q20. We expect to finish 2021 with a cost of risk of 1.0-1.1%.


Quarterly cost of risk1
%
1.5%
1.0%
1.0%
1.1%
1.1%
3Q20
4Q20
1Q21
2Q21
3Q21

Ch$2.4 trillion in FOGAPE loans have been disbursed, including Ch$892 billion in FOGAPE Reactiva in 2021. FOGAPE Reactiva loans did not include a grace period, but we do not rule out this option in the future. Of the total FOGAPE loans, 99% are up-to-date on payments.


Asset quality evolution remains solid
Total loans
% of loans
198%
5.3%
1.6%
259%
4.7%
1.2%
Sep-20 Dec-20 Mar-21 Jun-21 Sep-21
NPL (1) Impaired (2) Coverage ratio (3)
Commercial loans
% of loans
189%
6.4%
2.0%
255%
6.3%
1.7%
Sep-20 Dec-20 Mar-21 Jun-21 Sep-21
NPL (1) Impaired (2) Coverage ratio (3)
Consumer loans
% of loans
552%
5.6%
1.2%
703%
3.5%
0.8%
Sep-20 Dec-20 Mar-21 Jun-21 Sep-21
NPL (1) Impaired (2) Coverage ratio (3)
Mortgage loans
% of loans
65%
3.5%
1.0%
85%
3.0%
0.7%
Sep-20 Dec-20 Mar-21 Jun-21 Sep-21
NPL (1) Impaired (2) Coverage ratio (3)

The **Expected loan loss ratio** (Loan loss allowance over total loans) remained stable at 3.2% in 3Q21 and the **total Coverage ratio,** including the additional provisions, reached 259.4% in 3Q21. Given the uncertainty that still exists around the COVID-19 crisis and possible new variants that could hurt again economic activity, the Board felt it was prudent to take on **additional provisions** to ensure high coverage ratios during the pandemic. In total, the Bank has set aside since 4Q19, Ch$198 billion in additional provisions of which, Ch$26 billion are for consumer loans, Ch$10 billion has been allocated to mortgage loans and Ch$162 billion to the commercial loan portfolio, which includes Ch$30 billion recognized in 3Q21.

Payment trends for loans remained positive in 3Q21 with payment holidays now finished with the **NPL ratio** continuing to improve from 1.6% in 3Q20 to 1.3% in 2Q21 to 1.2% in 3Q21 due to the healthy payment behavior while the **Impaired loans ratio** continued to fall, reaching 4.7%.

Provision for loan losses by product

		Quarter		Change %	
(Ch$mn)	**3Q21**	**2Q21**	**3Q20**	**3Q21/3Q20**	**3Q21/2Q21**
Consumer loans	(14,464)	(32,371)	(32,676)	(55.7%)	(55.3%)
Commercial loans[1]	(79,211)	(56,654)	(93,553)	(15.3%)	39.8%
Residential mortgage loans	(823)	(6,767)	(6,023)	(86.3%)	(87.8%)
Total Provision for loan losses[2]	**(94,498)**	**(95,792)**	**(132,252)**	**(28.5%)**	**(1.4%)**

1. In 3Q20 the Bank recognized Ch$35,897 million in provisions for FOGAPE loans in line with a regulatory change for calculating the expected loss for these loans. In 4Q20 these provisions were for a total of Ch$65,789 million, and in 1Q21 these provisions totaled Ch$36,686 million and in 2Q21, a further Ch$2,820 million was recognized to reach a total of Ch$39,506 in 6M21. In 3Q21 Ch$1,002 million was released and provisions from Fogape loans totaled Ch$ 38,504 million as of September 30, 2021.
2. In 2Q20 and 3Q20 we established additional provisions of Ch$30,000 million due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each. Additional provisions for Ch$24,000 million in 1Q21, Ch$18,000 million in 2Q21 and Ch$30,000 million in 3Q21 were added to the commercial loan book.

Provisions for loan losses for consumer loans decreased 55.3% compared to 2Q21 and 55.7% compared to 3Q20. During 2Q21, the Bank calibrated its consumer provisioning model, leading to an impact of approximately Ch$28 billion in that quarter. The **consumer NPL ratio** improved to 0.8% in 3Q21 compared to 0.9% in 2Q21, while the **Impaired consumer loan ratio** improved from 4.1% in 2Q21 to 3.5% in 3Q21. The consumer loan book has shown good payment behavior including both the expiring reprogrammed loans and the back book without payment holidays. Consumer loans have been contracting since 2020 as clients that did not request payment holidays have shown positive payment behavior. This is also due to our focus in recent years of expanding our consumer loan book mainly among high-income earners. The withdrawal of pension fund money and the new universal emergency fund (IFE) also had a positive impact on consumer loan asset quality and recoveries in the quarter. The **Coverage of consumer loans,** including additional provisions, was 703.2% in the quarter.

Provision expense for commercial loans decreased 15.3% compared to 3Q20 and increased 39.8% compared to 2Q21. In 3Q21, the Bank's Board approved the setting aside of Ch$30,000 million in additional provisions for commercial loans. The **Impaired commercial loan** ratio improved from 6.5% in 2Q21 to 6.3% in 3Q21. The **commercial NPL ratio** improved from 2.0% in 3Q20 and 1.8% in 2Q21 to 1.7% in 3Q21 mainly due to strong growth in low risk Corporate and FOGAPE loans in the year. The **Coverage ratio of non-performing commercial loans** remained high in 2Q21 at 254.8%. The increase in provisions for commercial loans in the quarter compared to 2Q21 was also due to a reversal of provision expense from two large impaired loan position that were sold in the second quarter.

Provisions for loan losses for residential mortgage loans amounted to Ch$823 million in 3Q21. The **NPL ratio of mortgage loans** fell from 1.0% in 3Q20 and 0.8% in 2Q21 to 0.7% in 3Q21, while the **Impaired mortgage loan ratio** improved from 3.1% in 2Q21 to 3.0% in 3Q21. The **coverage of mortgage loans** finished the quarter at 84.8%. Over recent years, we have maintained a focus on originating mortgage loans among high-income earners with an average loan to value below 80%. This has been a key factor in maintaining healthy asset quality in this product during the pandemic.

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Gross provisions	(46,441)	(70,555)	(86,395)	(46.2%)	(34.2%)
Charge-offs[1]	(38,071)	(25,974)	(36,399)	4.6%	46.6%
Gross provisions and charge-offs	**(84,512)**	**(96,529)**	**(122,794)**	**(31.2%)**	**(12.4%)**
Loan loss recoveries	20,014	18,737	20,543	(2.6%)	6.8%
Provision for loan losses excl. additional provisions	(64,498)	(77,792)	(102,251)	(36.9%)	(17.1%)
Additional provisions	(30,000)	(18,000)	(30,000)	0.0%	66.7%
Provision for loan losses[2]	**(94,498)**	**(95,792)**	**(132,251)**	**(28.5%)**	**(1.4%)**
Cost of credit[3]	**1.07%**	**1.11%**	**1.51%**		
Total loans[4]	35,757,478	34,677,890	34,880,098	2.5%	3.1%
Total Loan loss allowances (LLAs) [5]	(1,136,608)	(1,126,516)	(1,078,094)	5.4%	0.9%
Non-performing loans[6] (NPLs)	**438,248**	**446,625**	**543,246**	**(19.3%)**	**(1.9%)**
NPLs consumer loans	40,512	43,216	57,457	(29.5%)	(6.3%)
NPLs commercial loans	302,666	304,014	358,918	(15.7%)	(0.4%)
NPLs residential mortgage loans	95,070	99,395	126,871	(25.1%)	(4.4%)
Impaired loans[7]	**1,663,906**	**1,691,481**	**1,845,310**	**(9.8%)**	**(1.6%)**
Impaired consumer loans	168,416	194,120	275,416	(38.9%)	(13.2%)
Impaired commercial loans	1,101,314	1,092,544	1,149,870	(4.2%)	0.8%
Impaired residential mortgage loans	394,176	404,817	420,024	(6.2%)	(2.6%)
Expected loss ratio[8](LLA / Total loans)	**3.2%**	**3.2%**	**3.1%**		
NPL / Total loans	**1.2%**	**1.3%**	**1.6%**		
NPL / consumer loans	0.8%	0.9%	1.2%		
NPL / commercial loans	1.7%	1.8%	2.0%		
NPL / residential mortgage loans	0.7%	0.8%	1.0%		
Impaired loans / total loans	**4.7%**	**4.9%**	**5.3%**		
Impaired consumer loan ratio	3.5%	4.1%	5.6%		
Impaired commercial loan ratio	6.3%	6.5%	6.4%		
Impaired mortgage loan ratio	3.0%	3.1%	3.5%		
Coverage of NPLs[9]	**259.4%**	**252.2%**	**198.5%**		
Coverage of NPLs non-mortgage[10]	258.9%	300.9%	239.0%		
Coverage of consumer NPLs[11]	703.2%	673.6%	552.1%		
Coverage of commercial NPLs[12]	254.8%	247.9%	188.9%		
Coverage of mortgage NPLs[13]	84.8%	82.3%	65.3%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3.In 4Q19, we assigned Ch$16 billion to the consumer portfolio after the social unrest in October 2019. In 2Q20 we established additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 3Q20 we established further additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each; in 1Q21 we established Ch4 24,000 million to the commercial loan book, and in 3Q21 we established a further Ch$ 30,000 million to the commercial loan book. In total, we have established Ch$198,000 million in additional provisions divided to each portfolio in the following manner: Ch$162,000 million in commercial, Ch$10,000 million in mortgage, and Ch$26,000 million in consumer.
4. Includes interbank loans.
5. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million in 1Q21, Ch$18,000 million in 2Q21 and the Ch$30,000 million in 3Q21.
6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the CMF's guidelines. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million in 1Q21, the Ch$ 18,000 million in 2Q21 and the Ch$ 30,000 million in 3Q21.
9. LLA / NPLs. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21 and the Ch$30,000 million in 3Q21.
10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$70,000 billion in commercial and the liberation of Ch$10,000 million for consumer in 4Q20, Ch$20,000 million of additional provisions per portfolio in June and July 2020, Ch$16,000 million in 4Q19, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21 and the Ch$ 30,000 million in 3Q21.
11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$10,000 million in June, Ch$10,000 million in July 2020 and Ch$16,000 million in 4Q19 and the liberation of additional provisions in 4Q20.
12. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, the Ch$70,000 million in 4Q20, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21 and the $30,000 million in 3Q21.
13. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, and the Ch$10,000 million in 4Q20.

Fees increase 39.3% YoY with total clients surpassing 4 million driven by digital products

In the quarter, total clients continued to grow strongly, increasing 3.1 QoQ and 14.4% YoY and the Bank surpassed 4 million clients driven by the increase in current account openings with digital clients increasing 3.6% QoQ and 29.9% YoY, thanks to our successful digital offer, including Life and Superdigital.



Loyal clients
+10.0%
+3.8%
734
778
807
Sep-20
Jun-21
Sep-21
Digital clients
+29.9%
+3.6%
1,489
1,867
1,934
Sep-20
Jun-21
Sep-21
Current accounts
Includes Superdigital
+48.5 %
+8.5%
1,350
1,848
2,005
Sep-20
Jun-21
Sep-21
Total clients
+14.4 %
+3.1%
3,510
3,893
4,015
Sep-20
Jun-21
Sep-21

Numbers in thousands of clients

Fee income increased 39.3% compared to 3Q20 and 12.1% compared to 2Q21. Fees in the quarter continued to show healthy signs of pick-up driven by various new products, client growth and greater product usage as the economy reopens. By products, the evolution of fees was as follows:

Fee Income by Product

		Quarter		Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Card fees	24,493	22,395	20,490	19.5%	9.4%
Getnet	2,202	984	-	--%	123.7%
Asset management	12,638	11,314	10,666	18.5%	11.7%
Guarantees, pledges and other contingent op.	10,428	9,130	9,131	14.2%	14.2%
Checking accounts	10,166	9,500	8,404	21.0%	7.0%
Insurance brokerage	11,220	10,554	7,558	48.5%	6.3%
Collection fees	7,245	6,694	3,221	124.9%	8.2%
Brokerage and custody of securities	1,318	805	2,661	(50.5%)	63.7%
Other	6,086	5,164	(542)	(1223.2%)	17.8%
Total fees	**85,796**	**76,540**	**61,589**	**39.3%**	**12.1%**
Total clients	**4,015,157**	**3,893,309**	**3,509,957**	**14.4%**	**3.1%**
Digital clients	**1,933,581**	**1,867,167**	**1,488,902**	**29.9%**	**3.6%**
Loyal clients	**807,208**	**777,664**	**733,529**	**10.0%**	**3.8%**
Current accounts (incl. Superdigital)	**2,004,722**	**1,848,457**	**1,350,251**	**48.5%**	**8.5%**

Card fees increased 19.5% YoY and 9.4% QoQ due to the growth of our Life debit cards and Superdigital prepaid cards as well as higher usage of all our cards user clients.


Life clients
+126%
821,622
363,773
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
+821,622
Total Life clients


Superdigital clients
+95%
215,188
110,429
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
+215,188
Total SD clients

Getnet, our new acquiring business that was launched in 1Q21, has continued to gather speed with a total of over 46,000 POS machines, surpassing our initial target of 10,000 machines in the first year and providing approximately Ch$2.2 billion of fee income in the quarter. It is important to note that in July 2021, regulations for setting interchange fee was enacted. A technical committee will have six months to determine the levels of interchange fee and this will be reviewed every 3 years. This will have a negative impact on card fees and a possible positive impact on Getnet's fees beginning in 2022.

Checking account fees increased 7.1% QoQ and 21.0% YoY. The growth in account openings continued strong during the quarter. Santander Life continued to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process. In 3Q21, we opened 92,106 new Life accounts. Life is a completely digital low-cost solution for middle-income segment clients. Superdigital also continued to open record accounts with 33,092 new clients in the quarter. Our digital channels have a high level of client satisfaction and should drive fee income in the future.

Overall, as of July 2021, the latest data available, in the last twelve months Santander Chile had net account openings of 630,344 compared to 402,789 net openings for the rest of the banking system. This indicates that through **July 2021 there were 1.6x more account openings** at Santander Chile than the rest of the Chilean banks combined. It is important to point out that these market share figures do not include Superdigital, which is a prepaid digital debit card. Overall **market participation in checking accounts** increased to 28.8%, up from 22.3% in July 2021.


Current account market share Santander Chile[1]
1.6x1
Advantage in checking account opening[1]
22.3%
28.8%
July-20
July-21

Collection fees, which includes credit related insurance brokerage fees, grew 124.9% YoY and 8.2% QoQ after quarters of low generation due to lockdowns and low credit origination. **Insurance brokerage** increased 6.3% QoQ and 48.5% YoY. This growth was driven by our Insurtech platforms. The Bank's online auto insurance brokerage business, Autocompara continued to show strong growth as car sales nationwide expanded aggressively. Klare, our insurtech platform continued to increase its product range with cancer insurance and life insurance with voluntary pension fund added to life, sports, dental and health insurance. In 3Q21 the number of policies sold increased 24% QoQ with a Net Promoter Score of 87%.

Fee Income by Client Segment

	Quarter			Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Retail banking[1]	65,448	62,274	48,394	35.2%	5.1%
Middle-market	12,195	8,962	9,490	28.5%	36.1%
SCIB[2]	10,321	5,171	5,294	95.0%	99.6%
Others	(2,168)	133	(1,589)	36.5%	(1730.1%)
Total	**85,796**	**76,540**	**61,589**	**39.3%**	**12.1%**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking increased 35.2% YoY and 5.1% QoQ. Fees in the quarter continued to show healthy signs of pick-up driven by various new products such as Life, Superdigital, Autocompara, Getnet and Klare and greater usage of products as the economy reopens.

Fees in the Middle-market increased 28.5% YoY and 36.1% QoQ due to an increase in foreign trade and guarantees and pledges in the quarter.

Fees in SCIB increased 95.0% YoY and 99.6% QoQ, as financial advisory services and investment banking deals increased in the quarter.

Strong client treasury revenues offset by lower gains from Financial Management

Results from Total financial transactions, net was a gain of Ch$34,642 million in 3Q21, a decrease of 17.1 % compared to 2Q21 and 7.5% compared to 3Q20. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are marked-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong volatility or appreciation/depreciation of the exchange rate.

Total financial transactions, net

	Quarter			Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Net income (expense) from financial operations[1]	(12,146)	(15,451)	(48,541)	(75.0%)	(21.4%)
Net foreign exchange gain[2]	46,788	57,254	86,002	(45.6%)	(18.3%)
Total financial transactions, net	**34,642**	**41,803**	**37,461**	**(7.5%)**	**(17.1%)**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

	Quarter			Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Client treasury services	47,435	44,822	38,840	22.1%	5.8%
Non-client treasury income[1]	(12,793)	(3,020)	(1,379)	827.7%	323.6%
Total financ. transactions, net	**34,642**	**41,802**	**37,461**	**(7.5%)**	**(17.1%)**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$47,435 million in the quarter, an increase of 5.8% compared to 2Q21 and 22.1% compared to 3Q20. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly from market making in the quarter. SCIB had an active quarter with its participation in various large foreign bond issuance deals by Chilean companies, which also drove strong results in our Treasury.

Non-client treasury totaled a loss of Ch$12,793 million in the quarter. The Bank's Financial Management Division executed various liability management operations to improve NIMs going forward that resulted in an initial loss mainly arising from unwinding of interest rate hedges.

Productivity continues to rise. Efficiency ratio of 38.0% in the quarter

Operating expenses increased 2.8% YoY and decreased 1.4% QoQ with the Bank's **efficiency ratio** reaching 38.0% in 3Q21, demonstrating good cost control. YTD Operating expenses to total assets remained stable at 1.4% compared to previous quarters. **Productivity** has continued to improve demonstrating the strength of our digital channels, with digital clients defined as those using internet and mobile banking increasing over 30% in the year. Volumes (loans plus deposits) per branch increasing 16.6% YoY and volumes per employee rising 16.7% YoY. The Bank continues to advance in the execution of its investment plan of US$250 million for the years 2021-2023 with a focus on digital initiatives both at the front and back-end.

Operating expenses

		Quarter		Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Personnel salaries and expenses	(98,313)	(103,789)	(103,741)	(5.2%)	(5.3%)
Administrative expenses	(67,357)	(66,264)	(62,041)	8.6%	1.6%
Depreciation & amortization	(32,141)	(30,595)	(26,643)	20.6%	5.1%
Operating expenses[1]	**(197,811)**	**(200,648)**	**(192,425)**	**2.8%**	**(1.4%)**
Impairment of property, plant and Equipment	-	-	-	--%	--%
Points of Sale	**339**	**344**	**365**	**(7.1%)**	**(1.5%)**
Standard branch	254	258	279	(9.0%)	(1.6%)
WorkCafé	62	60	54	14.8%	3.3%
Middle-market centers	7	7	7	0.0%	0.0%
Select	16	19	25	(36.0%)	(15.8%)
ATMs	**1,259**	**1,257**	**1,176**	**7.1%**	**0.2%**
Employees	**10,018**	**10,240**	**10,831**	**(7.5%)**	**(2.2%)**
Efficiency ratio[2]	**38.0%**	**37.4%**	**41.5%**	**+356bp**	**-52bp**
YTD Efficiency ratio[2]	**37.7%**	**37.5%**	**40.3%**	**+261bp**	**-14bp**
Volumes per branch (Ch$mn)[3]	193,553	186,500	165,935	16.6%	3.8%
Volumes per employee (Ch$mn)[4]	6,550	6,265	5,612	16.7%	4.5%
YTD Cost / Assets[5]	**1.37%**	**1.41%**	**1.34%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses decreased 5.2% YoY and 5.3% QoQ due to higher expenses in the second quarter from the annual CPI adjustment to salaries and higher severance pay. Compared to 3Q20, expenses decreased mainly due to a lower headcount. Going forward, the rise in in inflation should put pressure on fixed salary expenses due to indexation to CPI levels.

Administrative expenses increased 8.6% YoY and increased 1.6% QoQ in 3Q21. During the quarter the Bank had higher expenses relating to the fixed assets maintenance and an increase in spending in IT and communication expenses as it focuses efforts on improving the digital platforms for our clients and employees. In July 2021, the Bank reached an agreement with Servipag, a franchise with over 200 cash payment centers across the country, where clients can cash and deposit checks and pay loans, among other cash services. This should free up the branches for more value-added services going forward. Furthermore, in 1Q21 Getnet was launched and the Bank recognized Ch$5.0 billion in the quarter for expenses mainly related to technology related to publicity, technology, and patents. Finally, various administrative expenses are either denominated in foreign currencies or UFs. Therefore, the depreciation of the peso and the rise in inflation has had a negative impact on administrative expenses.

Amortization expenses increased 20.6% YoY and 5.1% QoQ mainly due to the higher amortization of software due to digital banking developments as part of our plan to improve productivity.

Other operating income, net & corporate tax

	Quarter			Change %	
(Ch$mn)	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
Other operating income	3,870	5,033	3,964	(2.4%)	(23.1%)
Other operating expenses	(44,586)	(25,396)	(21,146)	110.8%	75.6%
Other operating income, net	**(40,716)**	**(20,363)**	**(17,182)**	**(137.0%)**	**(100.0%)**
Income from investments in associates and other companies	365	584	334	9.3%	(37.5%)
Income tax expense	**(49,852)**	**(53,020)**	**(32,751)**	**52.2%**	**(6.0%)**
Effective income tax rate	**21.8%**	**22.1%**	**23.5%**		

Other operating income, net, totaled a loss of Ch$40,716 million in 3Q21. Gross other operating income decreased 2.4% QoQ and 23.1% YoY as less income was recognized for repossessed assets in the quarter. Gross other operating expenses increased 75.6% QoQ and 110.8% YoY. Since the start of the COVID-19 crisis in Chile, the Bank has recognized higher provisions for non-credit contingencies due to the pandemic. Furthermore, as the Bank increases its client base, especially through Santander Life, the cost of insurance premiums for cybersecurity increases as the client base grows. Auto sales and loans have been a bright spot in consumer lending, leading to a rise in Santander Consumer Finance net income by 136.8% YoY, totaling Ch$14,438 million in 9M21. This includes the cost of the joint venture with SK Bergé, a key broker for our auto loans, which is recognized as an Other operating expense. In July 2021, the Bank, following instructions from the CMF and Board approval, has participated in the capital increase in Transbank, initially for an amount of Ch$2.5 billion in July and a further Ch$5.0 billion in September 2021. We have a 25% equity stake in Transbank. As a reminder, the Bank is in the process of selling this subsidiary in favor of launching our own acquiring business through Getnet. Our investment in Transbank is recognized as a discontinued operation since June 2019, but in 3Q21 we recognized a charge of Ch$3bn reflecting the losses Transbank is currently incurring.

Income tax expenses in 2Q21 totaled Ch$53,020 million, an increase of 78.1% YoY and 7.1% QoQ driven by higher net income before tax. For tax purposes, our capital must be restated for CPI inflation, therefore, when CPI inflation is high, the effective tax rate tends to be lower.

YTD Income Tax[1]

	Sep-21	Sep-20	Sep-21/Sep-20
(Ch$mn)			
Net income before tax	**702,568**	**430,820**	**63.1%**
Price level restatement of capital[2]	(162,625)	(69,706)	133.3%
Net income before tax adjusted for price level restatement	**539,943**	**361,114**	**49.5%**
Statutory Tax rate	27.0%	27.0%	+0bp
Income tax expense at Statutory rate	**(145,785)**	**(97,501)**	**49.5%**
Tax benefits[3]	(6,587)	3,425	(292.3%)
Income tax	**(152,372)**	**(94,076)**	**62.0%**
Effective tax rate	**21.7%**	**21.8%**	**-15bp**

1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 7: ESG



Santander
ESG Talk
Tuesday, November 16, 2021.
8:50 AM New York
10:50 AM Santiago, Chile

Dow Jones Sustainability Indexes	vigeo eiris	MSCI	FTSE4Good	S&P IPSA ESG
Included in Chile, MILA, and Emerging Markets	58 points in overall ESG score	MSCI ESG RATINGS: A	Included in Emerging Latam and Emerging Global	Included in S&P IPSA ESG index, with the **third greatest weight** in the index
#1 Among banks in Chile	Among retail banks: **#8** of 270 in world			

Santander Chile is working on consistently becoming a more responsible bank. In 2021 there were some major events to highlight in terms of ESG:

(1) Our rating under MSCI was ratified at A, being a leader especially in the ESG pillars of human capital development and financing environmental impact.

(2) We published our Integrated Annual Report for the year 2020. This year our Annual Report complies with both GRI and SASB standards, and we are constantly striving to publish more financial and non-financial information important for investment decisions in today's world. Many of these indicators were also externally verified by KPMG. Our latest Annual Report can be found at https://santandercl.gcs-web.com/financials/annual-reports


GPTW
Average area and corporate vision
Great Place To Work.
#1
76
79
83
86
87
92
2015 2016 2017 2018 2019 2020

(3) Santander won first place in the Great Place to Work ranking for the year 2020 for companies with over 1,000 employees. The Bank reached an average score of 92 points, 5 points above the previous year, showing an improvement despite the coronavirus and the new working conditions due to the lockdowns.

(4) In the first months of this year, we issued two women SME bonds for a total of US$150 million. The objective of this transaction is to contribute to the growth of small and medium businesses -with annual sales less than Ch$ 2,000 million- owned and operated by women. These two private placements are our first approach to sustainable bonds.

(5) In June, FTSE Russell ESG Rating and FTSE4Good Index Series confirmed that the Bank continues to form part of this index. Our ESG placed above the banking and financial average and also above the average for Chile.

FTSE4Good

(6) In July, we are the first bank in Chile to receive the Sello Iguala Conciliación (Certification of Equal Reconciliation) from the Chilean Ministry for Women and Gender Equality. This acknowledges the Bank's commitment to gender equality and reconciliation of work, family and personal life.

The Bank agrees to comply with:

- Promote equal opportunity
- Create, reform and be aware of language and communications
- Facilitate and promote work/ life balance through initiatives
- Guarantee safe workplaces, preventing work and sexual harassment
- Comply with local and international laws referring to gender equality
- Be a leader and ensure the improvement of gender equality and work/life balance management systems

(7) Together with Santander Mexico, Santander Chile was highlighted by Global Finance as an outstanding leader in sustainable finance for Latin America.

(8) The 2020 Integrated Annual Report was ranked N°1 in the Chilean banking sector and N°4 overall in Chile by Deva, as well as being recognized as N°1 for relevance.

Section 8: Credit risk ratings

International ratings

The Bank has credit ratings from four leading international agencies.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 9: Ownership Structure

As of September 30, 2021

Ownership Structure



Free float
33%
Santander
Group
67%

Average daily traded volumes LTM 9M21

US$ million, Last Twelve Months



17.7
8.5
9.2
6M21
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2020)



BSAC
SP500
140
130
120
110
100
90
80
115.9
107.9
31-12-2020
31-01-2021
28-02-2021
31-03-2021
30-04-2021
31-05-2021
30-06-2021
31-07-2021
31-08-2021
30-09-2021

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2020)



BSAN
IPSA
140
130
120
110
100
90
80
117.0
102.5
31-12-2020
31-01-2021
28-02-2021
31-03-2021
30-04-2021
31-05-2021
30-06-2021
31-07-2021
31-08-2021
30-09-2021

Share Price

ADR Price (US$) 9M21

09/30/2021:	19.77
Maximum (9M21):	25.87
Minimum (9M21):	17.82

Local Share Price (Ch$) 9M21

09/30/2021	40.63
Maximum (9M21):	47.10
Minimum (9M21):	33.60

Stock Information

Market Capitalization:	US$9,224 million
P/E 12month trailing*:	11.4
P/BV (09/30/2021)**:	2.27
Dividend yield***:	5.0%

* Price as of September 30, 2021 / 12mth. earnings
** Price as of September 30,2021 /Book value as of 09/30/21
***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2018	2.25	75%
2019	1.88	60%
Apr & Nov 2020	1.76	60%
2021	1.65	60%

Annex 1: Balance sheet

Unaudited Balance Sheet

	Sep-21	Sep-21	Sep-20	Sep-21/Sep-20
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	6,810,190	5,526,197	3,210,078	72.2%
Cash items in process of collection	564,819	458,328	546,692	(16.2%)
Trading investments	63,116	51,216	138,701	(63.1%)
Investments under resale agreements	-	-	79,795	(100.0%)
Financial derivative contracts	11,921,030	9,673,439	10,404,457	(7.0%)
Interbank loans, net	1,014	823	10,798	(92.4%)
Loans and account receivables from customers, net	42,907,903	34,818,047	33,867,206	2.8%
Available for sale investments	7,850,435	6,370,314	5,983,056	6.5%
Held-to-maturity investments	3,318,703	2,692,995	-	--%
Investments in associates and other companies	13,176	10,692	10,327	3.5%
Intangible assets	105,425	85,548	73,848	15.8%
Property, plant and equipment	222,824	180,813	183,474	(1.5%)
Right of use assets	226,424	183,734	197,574	(7.0%)
Current taxes	150,128	121,823	-	--%
Deferred taxes	923,697	749,543	528,432	41.8%
Other assets	3,425,156	2,779,377	1,934,055	43.7%
Total Assets	**78,504,041**	**63,702,889**	**57,168,493**	**11.4%**
Deposits and other demand liabilities	21,402,275	17,367,090	13,907,876	24.9%
Cash items in process of being cleared	446,268	362,129	435,433	(16.8%)
Obligations under repurchase agreements	61,179	49,644	253,582	(80.4%)
Time deposits and other time liabilities	15,391,832	12,489,856	11,778,397	6.0%
Financial derivatives contracts	12,812,567	10,396,886	10,049,348	3.5%
Interbank borrowings	11,262,478	9,139,050	6,396,982	42.9%
Issued debt instruments	9,901,192	8,034,421	8,544,404	(6.0%)
Other financial liabilities	248,127	201,345	160,324	25.6%
Leasing contract obligations	172,542	140,011	147,112	(4.8%)
Current taxes	-	-	56,070	(100.0%)
Deferred taxes	388,415	315,183	102,951	206.1%
Provisions	699,540	567,649	340,793	66.6%
Other liabilities	1,561,628	1,267,199	1,266,085	0.1%
Total Liabilities	**74,348,043**	**60,330,463**	**53,439,357**	**12.9%**
Equity				
Capital	1,098,394	891,303	891,303	0.0%
Reserves	3,141,208	2,548,965	2,341,986	8.8%
Valuation adjustments	(664,846)	(539,496)	14,185	(3903.3%)
Retained Earnings:				
Retained earnings from prior years	-	-	165,628	(100.0%)
Income for the period	669,408	543,198	334,012	62.6%
Minus: Provision for mandatory dividends	(200,822)	(162,959)	(100,204)	62.6%
Total Shareholders' Equity	4,043,343	3,281,011	3,646,910	(10.0%)
Non-controlling interest	112,655	91,415	82,226	11.2%
Total Equity	**4,155,998**	**3,372,426**	**3,729,136**	**(9.6%)**
Total Liabilities and Equity	**78,504,041**	**63,702,889**	**57,168,493**	**11.4%**

1. The exchange rate used to calculate the figures in dollars was Ch$811.46 / US$1

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Sep-21	Sep-21	Sep-20	Sep-21/Sep-20
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	2,307,111	1,872,128	1,587,609	17.9%
Interest expense	(692,252)	(561,735)	(437,399)	28.4%
Net interest income	**1,614,858**	**1,310,393**	**1,150,210**	**13.9%**
Fee and commission income	504,885	409,694	332,013	23.4%
Fee and commission expense	(211,848)	(171,906)	(133,759)	28.5%
Net fee and commission income	**293,037**	**237,788**	**198,254**	**19.9%**
Net income (expense) from financial operations	(3,555)	(2,885)	167,530	(101.7%)
Net foreign exchange gain	134,111	108,826	(29,999)	(462.8%)
Total financial transactions, net	**130,556**	**105,941**	**137,531**	**(23.0%)**
Other operating income	17,482	14,186	15,903	(10.8%)
Net operating profit before provisions for loan losses	**2,055,934**	**1,668,308**	**1,501,898**	**11.1%**
Provision for loan losses	**(343,259)**	**(278,541)**	**(426,185)**	**(34.6%)**
Net operating profit	**1,712,675**	**1,389,767**	**1,075,713**	**29.2%**
Personnel salaries and expenses	(368,437)	(298,972)	(306,323)	(2.4%)
Administrative expenses	(250,219)	(203,043)	(189,845)	7.0%
Depreciation and amortization	(111,484)	(90,465)	(81,913)	10.4%
Op. expenses excl. Impairment and Other operating expenses	**(730,141)**	**(592,480)**	**(578,081)**	**2.5%**
Impairment of property, plant and equipment	-	-	(638)	(100.0%)
Other operating expenses	(118,270)	(95,971)	(67,104)	43.0%
Total operating expenses	**(848,410)**	**(688,451)**	**(645,823)**	**6.6%**
Operating income	**864,264**	**701,316**	**429,890**	**63.1%**
Income from investments in associates and other companies	1,543	1,252	930	34.6%
Income before tax	**865,807**	**702,568**	**430,820**	**63.1%**
Income tax expense	(187,775)	(152,372)	(94,076)	62.0%
Net income from ordinary activities	**678,032**	**550,196**	**336,744**	**63.4%**
Net income discontinued operations	-	-	-	--%
Net consolidated income	678,032	550,196	336,744	63.4%
Net income attributable to:				
Non-controlling interest	8,624	6,998	2,732	156.1%
Net income attributable to equity holders of the Bank	**669,408**	**543,198**	**334,012**	**62.6%**

1. The exchange rate used to calculate the figures in dollars was Ch$811.46 / US$1

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	3Q21	3Q21	2Q21	3Q20	3Q21/3Q20	3Q21/2Q21
	US$ Ths[1]		Ch$ Million			% Chg.
Interest income	806,401	654,362	603,343	434,457	50.6%	8.5%
Interest expense	(262,569)	(213,064)	(165,445)	(52,889)	302.9%	28.8%
Net interest income	**543,832**	**441,298**	**437,898**	**381,568**	**15.7%**	**0.8%**
Fee and commission income	187,974	152,533	131,458	105,046	45.2%	16.0%
Fee and commission expense	(82,243)	(66,737)	(54,918)	(43,457)	53.6%	21.5%
Net fee and commission income	**105,730**	**85,796**	**76,540**	**61,589**	**39.3%**	**12.1%**
Net income (expense) from financial operations	(14,968)	(12,146)	(15,451)	(48,541)	(75.0%)	(21.4%)
Net foreign exchange gain	57,659	46,788	57,254	86,002	(45.6%)	(18.3%)
Total financial transactions, net	**42,691**	**34,642**	**41,803**	**37,461**	**(7.5%)**	**(17.1%)**
Other operating income	4,769	3,870	5,033	3,964	(2.4%)	(23.1%)
Net operating profit before provisions for loan losses	**697,023**	**565,606**	**561,274**	**484,582**	**16.7%**	**0.8%**
Provision for loan losses	**(116,454)**	**(94,498)**	**(95,792)**	**(132,252)**	**(28.5%)**	**(1.4%)**
Net operating profit	**580,568**	**471,108**	**465,482**	**352,330**	**33.7%**	**1.2%**
Personnel salaries and expenses	(121,156)	(98,313)	(103,789)	(103,741)	(5.2%)	(5.3%)
Administrative expenses	(83,007)	(67,357)	(66,264)	(62,041)	8.6%	1.6%
Depreciation and amortization	(39,609)	(32,141)	(30,595)	(26,643)	20.6%	5.1%
Op. expenses excl. Impairment and Other operating expenses	**(243,772)**	**(197,811)**	**(200,648)**	**(192,425)**	**2.8%**	**(1.4%)**
Impairment of property, plant and equipment	-	-	-	-	--%	--%
Other operating expenses	(54,945)	(44,586)	(25,396)	(21,146)	110.8%	75.6%
Total operating expenses	**(298,717)**	**(242,397)**	**(226,044)**	**(213,571)**	**13.5%**	**7.2%**
Operating income	**281,851**	**228,711**	**239,438**	**138,759**	**64.8%**	**(4.5%)**
Income from investments in associates and other companies	450	365	584	257	42.0%	(37.5%)
Income before tax	**282,301**	**229,076**	**240,022**	**139,016**	**64.8%**	**(4.6%)**
Income tax expense	(61,435)	(49,852)	(53,020)	(32,751)	52.2%	(6.0%)
Net income from ordinary activities	**220,866**	**179,224**	**187,002**	**106,265**	**68.7%**	**(4.2%)**
Net income discontinued operations	-	-	-	-	--%	--%
Net consolidated income	**220,866**	**179,224**	**187,002**	**106,265**	**68.7%**	**(4.2%)**
Net income attributable to:						
Non-controlling interest	3,964	3,217	1,524	1,203	167.4%	111.1%
Net income attributable to equity holders of the Bank	**216,902**	**176,007**	**185,478**	**105,139**	**67.4%**	**(5.1%)**

1. The exchange rate used to calculate the figures in dollars was Ch$811.46 / US$1

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	3Q20	4Q20	1Q21	2Q21	3Q21
Loans	4,927,492	4,940,879	4,827,217	4,771,958	4,856,976
Consumer loans	12,103,546	12,411,825	12,676,074	12,971,106	13,354,322
Residential mortgage loans	17,838,247	17,037,536	16,998,782	16,927,183	17,545,355
Commercial loans	10,813	18,930	5,033	7,643	825
Interbank loans	**34,880,098**	**34,409,170**	**34,507,106**	**34,677,890**	**35,757,478**
Total loans (including interbank)	(1,002,094)	(976,821)	(987,652)	(958,516)	(938,608)
Allowance for loan losses	**33,878,004**	**33,432,349**	**33,519,454**	**33,719,374**	**34,818,870**
Total loans, net of allowances	**3Q20**	**4Q20**	**1Q21**	**2Q21**	**3Q21**
Deposits					
Demand deposits	13,907,876	14,560,893	15,713,432	17,722,252	17,367,090
Time deposits	11,778,397	10,581,791	10,603,859	11,755,807	12,489,856
Total deposits	**25,686,273**	**25,142,684**	**26,317,291**	**29,478,059**	**29,856,946**
Mutual funds (Off balance sheet)	8,328,632	8,091,566	8,149,368	8,300,614	8,853,114
Total customer funds	**34,014,905**	**33,234,250**	**34,466,659**	**37,778,673**	**38,710,060**
Loans / Deposits[1]	**98.6%**	**100.3%**	**96.9%**	**87.2%**	**89.7%**
Average balances					
Avg. interest earning assets	40,963,069	41,010,000	41,510,046	41,719,093	43,609,704
Avg. Loans	35,015,233	34,680,752	34,358,838	34,375,599	35,277,586
Avg. assets	58,923,964	55,857,850	54,949,433	56,883,770	60,507,495
Avg. demand deposits	13,154,324	14,028,347	14,844,587	16,794,519	17,632,044
Avg equity	3,643,009	3,596,092	3,567,645	3,433,826	3,310,139
Avg. free funds (demand plus equity)	16,797,333	17,624,439	18,412,232	20,228,346	20,942,183
Capitalization[2]					
Risk weighted assets	34,095,749	33,460,744	33,462,867	33,909,159	34,985,597
Tier I (Shareholders' equity)	3,646,910	3,567,916	3,651,387	3,418,271	3,372,426
Tier II	1,510,709	1,575,928	1,014,922	1,046,217	1,055,390
Regulatory capital	5,157,619	5,143,843	5,168,252	4,973,126	4,952,600
Core Capital ratio	**10.7%**	**10.7%**	**10.7%**	**10.1%**	**9.6%**
Tier I ratio	**10.7%**	**10.7%**	**12.4%**	**11.6%**	**11.1%**
Tier II ratio	**4.4%**	**4.7%**	**3.0%**	**3.1%**	**3.0%**
BIS ratio	**15.1%**	**15.4%**	**15.4%**	**14.7%**	**14.2%**
Profitability & Efficiency					
Net interest margin (NIM)[3]	**3.7%**	**4.3%**	**4.2%**	**4.2%**	**4.1%**
Efficiency ratio[4]	41.5%	38.3%	37.6%	37.4%	38.0%
Costs / assets[5]	1.3%	1.4%	1.4%	1.4%	1.3%
Avg. Demand deposits / interest earning assets	32.1%	34.2%	35.8%	40.3%	40.4%
Return on avg. Equity	**11.5%**	**20.4%**	**20.4%**	**21.6%**	**21.3%**
Return on avg. Assets	0.7%	1.3%	1.3%	1.3%	1.2%
Return on RWA	1.2%	2.2%	2.2%	2.2%	2.1%

(Ch$ millions)	Sep-20	Dec-20	Mar-21	Jun-21	Sep-21
Asset quality					
Impaired loans[6]	**1,845,310**	**1,789,983**	**1,764,102**	**1,691,481**	**1,663,906**
Non-performing loans (NPLs) [7]	**543,246**	**486,435**	**435,158**	**446,625**	**438,248**
Past due loans[8]	354,105	325,044	297,984	284,999	0
Loan loss reserves	(1,002,094)	(976,821)	(987,652)	(958,516)	(938,608)
Impaired loans / total loans	5.3%	5.2%	5.1%	4.9%	4.7%
NPLs / total loans	1.6%	1.4%	1.3%	1.3%	1.2%
PDL / total loans	1.0%	0.9%	0.9%	0.8%	0.0%
Coverage of NPLs (Loan loss allowance / NPLs)	184.5%	200.8%	227.0%	214.6%	214.2%
Coverage of PDLs (Loan loss allowance / PDLs)	283.0%	300.5%	331.4%	336.3%	0.0%
Risk index (Loan loss allowances / Loans) [9]	2.9%	2.8%	2.9%	2.8%	2.6%
Cost of credit (prov expense annualized / avg. loans)	1.5%	1.0%	1.0%	1.1%	1.1%
Clients and service channels (#)					
Total clients	3,509,957	3,607,609	3,762,790	3,893,309	4,015,157
Digital clients	1,488,902	1,546,524	1,723,240	1,867,167	1,933,581
Current account holders (including Superdigital)	1,350,251	1,508,530	1,673,345	1,848,457	2,004,722
Branches	365	358	346	344	339
ATMs (includes depositary ATMs)	1,176	1,199	1,222	1,257	1,259
Employees	10,792	10,470	10,391	10,240	10,018
Market information (period-end)					
Net income per share (Ch$)	**0.56**	**0.97**	**0.96**	**0.98**	**0.93**
Net income per ADR (US$)	**0.28**	**0.55**	**0.54**	**0.54**	**0.46**
Stock price	27.3	34.1	45.00	36.31	40.63
ADR price	13.86	18.99	24.83	19.87	19.77
Market capitalization (US$mn)	6,478	8,946	11,651	9,361	9,224
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[10]	0.0%	1.3%	1.1%	1.1%	1.3%
Central Bank monetary policy reference rate (nominal)	0.50%	0.50%	0.50%	0.50%	1.50%
Observed Exchange rate (Ch$/US$) (period-end)	784.33	712.47	718.84	732.08	811.46

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. Capitalization numbers from March 2021 are under BIS III standards. Tier 1 ratio uses core capital.
3. NIM = Net interest income annualized divided by interest earning assets
4. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
5. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
6. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
7. Capital + future interest of all loans with one installment 90 days or more overdue.
8. Total installments plus lines of credit more than 90 days overdue.
9. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
10. Calculated using the variation of the Unidad de Fomento (UF) in the period.